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BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wright Medical Group N.V. Schedule TO-T filed
December 13, 2019 by Stryker Corporation,
Stryker Delaware, Inc. and Stryker B.V.
File No. 005-86024

Ladies and Gentlemen:

This letter, submitted on behalf of Stryker Corporation (“Stryker”), Stryker Delaware, Inc. (“Stryker Delaware”) and Stryker B.V. (“Purchaser” and, together with Stryker and Stryker Delaware, the “Filing Persons”), responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 31, 2020 (the “Comment Letter”), relating to the Schedule TO-T filed by the Filing Persons on December 13, 2019 (File No. 005-86024) (the “Schedule TO”).

Concurrently with the filing of this letter, the Filing Persons are filing Amendment No. 3 to the Schedule TO (“Amendment No. 3”), reflecting, among other revisions and updates, responses to the Staff’s comments in the Comment Letter.

To facilitate the Staff’s review, the numbered paragraphs in this letter correspond to the numbered paragraphs in the Comment Letter, and each comment from the Comment Letter appears below in italics immediately before the related response. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase filed as Exhibit (a)(1)(A) thereto (the “Offer to Purchase”). Except as stated otherwise, references to page numbers and section headings in the responses below are to page numbers and section headings in the Offer to Purchase.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 26, 2020

1.

We note your response to comment 3, and particularly your representation that, “[a]fter discussion with the Depositary, and reviewing other precedent transactions, the Filing Persons believe that the contemplated timing for the acceptance for payment and payment for Shares in the Offer falls within the bounds of customary practice of the financial community.” However, we are aware of recent precedent involving a cross-border business combination with a target incorporated in the Netherlands whereby the purchaser committed to prompt payment within three business days. Please expand upon your response and supplement your disclosure to better explain why, in light of this recent precedent, payment within four business days complies with the prompt payment provision of Rule 14e-1(c).

Response:    The Filing Persons respectfully acknowledge that the prompt payment provisions of Rule 14e-1(c) of the Exchange Act require that Purchaser pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the Offer. After further discussion with the Depositary, the Filing Persons have revised the applicable portions of the Offer to Purchase to clarify that, subject to the terms and conditions of the Offer described in the Offer to Purchase, Purchaser will accept and pay for the Shares in the Offer within three business days of the Expiration Time.

2.

Your disclosure indicates that Purchaser will pay for all shares validly tendered and not properly withdrawn pursuant to the Offer “as promptly as practicable.” Rule 14e-1(c) requires that you pay the consideration offered “promptly” upon expiration of the offer. Please revise here and throughout the document as needed.

Response:    The Filing Persons have revised the applicable portions of the Offer to Purchase to clarify that, subject to the terms and conditions of the Offer described in the Offer to Purchase, Purchaser will promptly pay for the Shares in the Offer.

* * *

Please contact the undersigned at 312-407-0784 or richard.witzel@skadden.com should you require additional information.

Very truly yours,

/s/ Richard C. Witzel, Jr.

Richard C. Witzel, Jr.